

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2014

Via E-mail
Mr. James Scibetta
Senior Vice President and Chief Financial Officer
Pacira Pharmaceuticals, Inc.
5 Sylvan Way, Suite 100
Parsippany, New Jersey 07054

Re: **Pacira Pharmaceuticals, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 25, 2014
File No. 1-35060

Dear Mr. Scibetta:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Use of Estimates
Revenue Recognition, page 51

1. We believe that your disclosure related to estimates that reduce gross revenue such as your reserves for prompt payment, product returns, volume rebates and chargebacks, wholesaler service fee and any other discounts or allowances could be improved. Please provide us proposed disclosure to be included in future periodic reports to address the following:
   - Disclose the nature and amount of each accrual at the balance sheet date.
   - Disclose the factors that you consider in estimating each accrual such as historical return of products, estimated remaining shelf life, price changes from competitors and introductions of competing products.

- To the extent that information you consider in the preceding bullet is quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand). For example, in discussing your estimate of product that may be returned, disclose the total amount of product in sales dollars that could potentially be returned as of the balance sheet date and disaggregated by expiration period.
- If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer's ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.
- Disclose a roll forward of the accrual for each estimate for each period presented showing the following:
  o Beginning balance,
  o Current provision related to sales made in current period,
  o Current provision related to sales made in prior periods,
  o Actual returns or credits in current period related to sales made in current period,
  o Actual returns or credits in current period related to sales made in prior periods, and
  o Ending balance.
- In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue, such as product returns, chargebacks, customer rebates and other discounts and allowances, including the effect that changes in your estimates of these items had on your revenues and operations.

Results of Operations
Comparison of Years Ended December 31, 2013, 2012 and 2011

2. Please provide us proposed revised disclosure to be included in future periodic reports that quantifies the impact of volume changes as compared to price changes in discussing the reasons for fluctuations in product revenues. Please see Item 303(a)(3)(iii) of Regulation S-K.

Notes to Consolidated Financial Statements
Note 16—Commercial Partners and Other Agreements
CrossLink BioScience, LLC, page F-28

3. As you indicate in the final risk factor on page 30, regulatory approval is limited to those specific diseases and indications for which a product is deemed to be safe and effective by the FDA. Please tell us why it is appropriate to promote and sell EXPAREL through the agreement with CrossLink for orthopedic and spine surgeries when it appears that the only surgeries covered under your FDA approval are bunionectomies and hemorrhoidectomies. In addition, please tell us why it is appropriate to disclose on page 4 that EXPAREL provides continuous and extended postsurgical analgesia for up to 72 hours when your product label indicates that EXPAREL demonstrated a significant

reduction in pain intensity compared to placebo for up to 24 hours and there was minimal to no difference on mean pain intensity between 24 and 72 hours.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Senior Staff Accountants Mark Brunhofer at (202) 551-3638 or Donald Abbott at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant